

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Camilo McAllister
Chief Financial Officer
Constellation Oil Services Holding S.A.
8-10, Avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
RCS number : B163424

> **Re: Constellation Oil Services Holding S.A.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed May 6, 2022**
> **File No. 022-29103**

Dear Mr. McAllister:

This is to advise you that we have not reviewed and will not review your application.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rafael Roberti, Esq.